Exhibit 99.1

SMART Appoints Neil Gaydon to its Board of Directors

CALGARY, Alberta — February 6, 2013 — SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, announces the appointment of Neil Gaydon to its Board of Directors, effective immediately. Mr. Gaydon has served as President and Chief Executive Officer of SMART Technologies since October 2012. Prior to joining SMART, Mr. Gaydon served as both CEO and director of Pace plc, the world’s largest set top box producer, headquartered and publicly listed in the United Kingdom.

“We are pleased to welcome Neil to the board and look forward to the additional insight he will provide,” said David Martin, Co Founder and Chair, SMART Technologies Inc. “With a career that spans 30 years in the technology sector and ten years on a previous public company board, his experience is a welcome addition.”

Mr. Gaydon’s appointment to SMART’s Board of Directors brings the number of directors of the Company to eight from seven. In connection with such appointment, the Company’s General By-law #1 and the Securityholders Agreement dated June 28, 2010 among the Company and the Class B shareholders (Intel Corporation, School S.A.R.L. and IFF Holdings Inc.) were both amended to reflect this increase in the size of the board.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

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For more information, contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1 403.407.5088

MarinaGeronazzo@smarttech.com

smarttech.com

© 2013 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies Inc. in the U.S. and other countries.